Mail Stop 3561
								December 30, 2005
Mr. Shailen Singh
Chief Executive Officer
Coffee Pacifica, Inc.
8726 Barnard Street
Vancouver, BC  V6P 6A6
Canada



      Re:	Coffee Pacifica, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
		File No. 333-101702



Dear Mr. Singh:

      We have reviewed your filing and have the following comments.
We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Market for Common Equity and Related Stockholders Matters

1. Please amend your filing to include the information regarding your securities authorized for issuance under equity compensation plans.
Refer to Item 201(d) of Regulation S-B.

Report of Independent Registered Public Accounting Firm

2. We advise you that since you are a development stage enterprise, your statements of stockholders` equity, operations and cash flows for the period since your inception through December 31, 2004 must be audited. Please have your current auditors provide a revised audit report in an amendment to your Form 10-KSB once they have audited these financial statements.

3. We note the reference in your auditors` opinion to the predecessor auditors` opinion over the financial statements as of and for the year ended December 31, 2003 and the cumulative data from inception
(December 21, 2001) to December 31, 2003. Please obtain and file your prior auditors` report covering the December 31, 2003 statement of operations, cash flows and statement of stockholders` equity and the cumulative data from inception (December 21, 2001) to December 31, 2003 in an amendment to your 2004 10-KSB.

Controls and Procedures

4. Please amend your filing to indicate whether your disclosure controls and procedures are effective as of the end of the period covered by this report (not within 90 days of the filing date.) Also disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Items 307 and 308(c) of Regulation S-B and SEC Release No. 33-8238.

Exhibits

Consents of Experts

5. It appears that you have not filed the consent from your independent accountants to incorporate by reference your financial statements into your previously filed registration statements.
Please amend your filing to include the consent as exhibit 23.
Refer
to Item 601(b)(23) of Regulation S-B.

Exhibit 31

6. Please revise your filing so that your certifications read exactly
as set forth in Item 601(b)(31) of Regulation S-B.   Specifically,
the wording and Exchange Act Rule references in item 4 are incorrect.
Also, the items disclosed in your item 6 should be part of item 4, as there is no item 6 in the certification.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief
Mr. Shailen Singh
Coffee Pacifica, Inc.
December 30, 2005
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